FOIA Confidential Treatment Requested by The Toro Company Pursuant to Rule 83 (17 C.F.R. 200.83)

March 18, 2015

VIA EDGAR, E-MAIL, AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Martin James, Senior Assistant Chief Accountant

RE:                          The Toro Company

Form 10-K for the Fiscal Year Ended October 31, 2014

Filed December 22, 2014

Form 8-K dated and filed November 14, 2014

File No. 001-08649

Dear Mr. James:

The following information is supplied in response to comments made by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated February 23, 2015 (the “Comment Letter”) to Ms. Renee J. Peterson, Vice President and Chief Financial Officer of The Toro Company regarding The Toro Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2014 (the “Fiscal 2014 10-K”) and Current Report on Form 8-K dated and filed November 14, 2014 (the “BOSS 8-K”). Additionally, we refer to a telephone conversation between Ms. Amy E. Culbert of Oppenheimer Wolff & Donnelly LLP and Mr. Dennis Hult on February 24, 2015, pursuant to which Ms. Culbert requested and received an extension to submit our responses to the comments in the Comment Letter on or before March 20, 2015.

The following responses to your comments are numbered to correspond to the numbered paragraphs contained in the Comment Letter. Unless the context indicates otherwise, the terms “company,” “Toro,” “we,” “us,” and “our” refer to The Toro Company and its consolidated subsidiaries. For the convenience of the Staff’s review, we have set forth in bolded text the comments contained in the Comment Letter above each of the company’s corresponding responses.

Due to the commercially sensitive nature of certain information contained herein, this response letter includes a request for confidential treatment of the portions of this letter highlighted and bracketed below pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”).

In accordance with Rule 83, we request confidential treatment of the highlighted and bracketed portions (the “Confidential Material”) of this response letter. Please inform the following person of any request for disclosure

*** Confidential Treatment Requested

by The Toro Company

of the Confidential Material made pursuant to the Freedom of Information Act, Privacy Act or otherwise so that we may substantiate the foregoing request for confidential treatment in accordance with Rule 83:

The Toro Company

8111 Lyndale Avenue South

Bloomington, MN 55420

Attention:  General Counsel

Telephone:  952-888-8801

Form 10-K for Fiscal Year Ended October 31, 2014

Item 8. Financial Statements

Note 1. Summary of Significant Accounting Policies and Related Data

Sales Promotions and Incentives, page 53

1.              Comment:  We note that the company has various sales promotions and incentive costs including rebates, volume discounts, retail financing support, floor planning, cooperative advertising, and commissions. In schedule II on page 75, you show that these costs were $306.7 million, $287.2 million, and $214.5 million in fiscal 2014, 2013, and 2012, respectively. Please respond to the following:

•                  Please quantify for us the significant components of these costs for each period and tell us where you classify the costs in the statements of operations.

•                  For the significant components listed above, please explain to us the significant terms of the programs, how you determine the amount to accrue each period, and when you record the associated costs. Refer to the GAAP you used to determine the accounting basis.

•                  You disclose that you net commissions in sales. Please tell us why these costs are included in sales and not selling, general and administrative expenses.

•                  Please tell us why the costs have increased as a percentage of sales between 2012 and 2014.

Response:  In the normal course of promoting and selling our products, we utilize several types of promotional programs. Our significant programs include rebate programs, financing programs (floor planning and retail financing), commissions, volume discounts, and cooperative advertising.

In determining the amount to accrue each period and when to record the associated costs for our promotional programs, we refer to accounting guidance, Accounting Standards Codification (“ASC”) 605-50-25-3, as follows:

For a sales incentive offered voluntarily by a vendor and without charge to customers that can be used or that becomes exercisable by a customer as a result of a single exchange transaction, and that will not result in a loss on the sale of a product or service, a vendor shall recognize the cost of such a sales incentive at the later of the following:

a)             The date at which the related revenue is recognized by the vendor.

b)             The date at which the sales incentive is offered (which would be the case when the sales incentive offer has been made after the vendor recognized revenue; for example, when a manufacturer issues coupons offering discounts on a product that it already has sold to retailers).

Substantially all of our programs are approved and communicated to the impacted parties prior to the sale of the product. As a result, the later of a) and b) above is the date at which the revenue is recognized by us. Therefore, we record an estimate of the program costs, either as contra-revenue or selling, general and administrative

*** Confidential Treatment Requested

by The Toro Company

expense, related to the sales promotion and incentive program when we sell the product to our customers. Occasionally, we offer additional incentive programs after we have sold product to our customers that are designed to increase retail sales of end-users. We recognize the cost of these additional incentive programs when the program has been approved by management. We discuss our accrual process for each program in the bulleted points below.

With respect to classification, we refer to accounting guidance, ASC 605-50-45-2, as follows:

Cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, shall be characterized as a reduction of revenue when recognized in the vendor’s income statement. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

a)             The vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration. In order to meet this condition, the identified benefit must be sufficiently separable from the recipient’s purchase of the vendor’s products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit.

b)             The vendor can reasonably estimate the fair value of the benefit identified under the preceding condition. If the amount of consideration paid by the vendor exceeds the estimated fair value of the benefit received, that excess amount should be characterized as a reduction of revenue when recognized in the vendor’s income statement.

Pursuant to the above guidance, a majority of our sales promotions and incentive programs, such as rebates, financing, volume discounts, and commissions to home centers, are recorded as contra-revenue in sales allowance as a reduction of revenue. Additionally, we offer discounts to the selling price that we refer to as off-invoice discounts and record those discounts as contra-revenue. As discussed in the bulleted points below, commissions to our distributors and dealers and cooperative advertising programs are classified in selling, general and administrative expense as those programs meet the conditions specified in ASC 605-50-45-2. The following is a discussion of our significant sales promotion and incentive programs, including quantification of the significant components of these costs for each period, the classification of these costs in our statements of operations, the significant terms of the programs, and how we determine the amount to accrue each period:

Rule 83 Confidential Treatment Request by The Toro Company; Request #1

•                  Off-Invoice Discounts: Our costs for off-invoice discounts for fiscal 2014, 2013, and 2012 were [***], respectively. In accordance with ASC 605-50-45-2, off-invoice discounts represent a reduction in the selling price at the time of sale and these costs are treated as contra-revenue as a reduction of revenue.

Rule 83 Confidential Treatment Request by The Toro Company; Request #2

•                  Rebate Programs:  Our costs for rebate type programs for fiscal 2014, 2013, and 2012 were [***], respectively. In accordance with ASC 605-50-45-2, these costs are classified as contra-revenue as a reduction of revenue. Rebate programs are generally based on claims submitted from either our direct customers or end-users of our products, depending upon the program. The amount of the rebate varies based on the specific program and is either a dollar amount or a percentage of the purchase price and can also be based on actual retail price as compared to our selling price. Once we receive a claim form and proof of purchase, either a credit or cash payment is issued to the customer or end-user. Estimates of rebates are accrued and recorded each month based on updated quarterly projected sales and actual sales at year end, estimates of rebates yet to be paid using historical claims data, and field inventory levels.

*** Confidential Treatment Requested

by The Toro Company

Rule 83 Confidential Treatment Request by The Toro Company; Request #3

•                  Financing Programs: Our costs for financing programs, namely floor planning and retail financing, for fiscal 2014, 2013, and 2012 were [***], respectively. In accordance with ASC 605-50-45-2, these costs are classified as contra-revenue as a reduction of revenue as we do not receive an identifiable benefit of costs we reimburse for financing programs. Floor plan costs represent financing costs associated with programs under which we pay a portion of the interest cost to finance distributor and dealer inventories through third party financing arrangements for a specific period of time. Rates for floor planning are generally indexed to LIBOR plus a fixed percentage that differs based on whether the financing is to a distributor or dealer and also vary based on the product that is financed. The length of time varies depending on the specific floor plan program offered with the longest period being one year. Retail financing is similar to floor planning with the difference being that retail financing programs are offered to end-user customers under which we pay a portion of interest costs on behalf of end-users for financing purchases of our equipment. Financing program costs are accrued monthly based on expected interest rates, historical costs, field inventory levels, and expected field inventory turnover combined with expected retail sales.

Rule 83 Confidential Treatment Request by The Toro Company; Request #4

•                  Commissions: Our costs for commission type programs for fiscal 2014, 2013, and 2012 were [***], respectively. Commissions are recorded as contra-revenue or in selling, general, and administrative expense. As discussed in more detail below, commissions paid to distributors and dealers are included as selling, general and administrative expense as we consider those commissions a selling expense. In our Fiscal 2014 10-K in note 1, under the caption “Selling, General, and Administrative Expense,” we disclose that selling expenses are classified within selling, general, and administrative expense. We also offer commission type programs to home centers that are classified as contra-revenue, as discussed under the “Commissions classified as contra-revenue” description below. We accrue an estimate of commissions at the time the commission-based sale is recognized.

i.                  Commissions classified in selling, general and administrative expense. For certain products, we have a network of dealers and distributors that purchase and take possession of such products for sale to the end customer. In addition, we have dealers and distributors that act as sales agents for us on certain products using a direct-selling type model. Under this direct-selling type model, our network of distributors and dealers facilitate a sale directly to the dealer or end customer on our behalf. For these direct sales, distributors and dealers do not purchase our products and sell such products to the customer, but rather, we utilize the selling staff of these distributors and dealers to facilitate a sale directly between the customer and us. For sales using this direct-selling type model, we offer commission programs for sales of our products to the customer that are based on a percentage of sales. The products the dealers and distributors purchase from us and the products where the dealer and distributor will act as a sales agent, as well as the commission rates, are determined up-front as part of the applicable distributor or dealer agreement. Commissions to distributors and dealers in these instances represent commission payments to sales agents that are also our customers. Commissions paid to distributors and dealers are within the conditions of ASC 605-50-45-2, and are classified as selling, general and administrative expense as 1) there is an identifiable benefit to us because we realize additional sales since the distributor is acting as Toro’s sales force and that benefit could be, and in some case is, provided by another third party who is not a customer, and 2) the benefit is representative of fair value with commission rates that are reasonable and consistent with expectations for a commission cost as well as with actual commission rates provided when the sales agents are not customers of the company. Commission rates vary based on the product and are earned based on the commission rate as a percentage of the direct sale. Commission costs are accrued monthly based on qualifying direct sales at the approved commission rate.

*** Confidential Treatment Requested

by The Toro Company

ii.               Commissions classified as contra-revenue. We also pay commissions to home center customers as an off-invoice discount. These commissions do not represent any selling effort by the home center customer but rather is a discount from the selling price of the product. Therefore, in accordance with ASC 605-50-45-2, since we are not receiving an identifiable benefit that could be provided by another third party, we classify this type of discount as contra revenue as a reduction of revenue.

Rule 83 Confidential Treatment Request by The Toro Company; Request #5

•                  Volume Discounts: Our costs for volume discount programs for fiscal 2014, 2013, and 2012 were [***], respectively. In accordance with ASC 605-50-45-2, these costs are classified as contra-revenue as a reduction of revenue. This incentive is not based on claims submitted and is instead based on our customers’ purchases and orders which are tracked on an annual basis. Volume discounts earned by customers are based on specific volume ranges at predetermined percentages of purchases. Estimates of volume discounts are accrued and recorded each month based on the most recent projected customer purchases that qualify for volume discount rebates and the estimated rebate percentage that will be earned based on projected customer purchases. At year end, volume discounts are accrued based on final customer purchases and the qualifying rebate percentage earned based on purchase volume.

Rule 83 Confidential Treatment Request by The Toro Company; Request #6

•                  Cooperative Advertising: Our costs for cooperative advertising type programs for fiscal 2014, 2013, and 2012 were [***], respectively. Cooperative advertising type programs are based on advertising costs incurred by distributors and dealers for promoting our products. Toro supports a portion of those advertising costs in which claims are submitted by the distributor or dealer along with evidence of the advertising material procured/produced and evidence of the cost incurred in the form of third party invoices or receipts. Costs for cooperative advertising programs are accrued monthly for approved programs and are based on estimates of future claims to be paid using historical claims paid for similar programs. Costs for cooperative advertising programs are recorded in selling, general and administrative expense as we believe they meet the conditions in accounting guidance ASC 605-50-45-2 as follows: 1) we receive an identifiable benefit in the form of promotion of our brand and the distributor or dealer is required to provide independent evidence in the form of invoices and receipts as to the value of the services that we could have entered into an agreement with the same third party service provider, and 2) since we require the distributor or dealer to provide third party evidence as to the value of the benefit, this indicates there is an estimable fair value of the benefit received as there was an unrelated third party involved in the transaction. Also, the program terms limit the amount we pay to the amounts reported by the third party invoices and a percent of customer purchases during the program period, and reimbursement never exceeds the value of the benefit received.

Rule 83 Confidential Treatment Request by The Toro Company; Request #7

Costs for our sales promotions and incentive programs as a percentage of sales were 10.9% in fiscal 2012 and 14.1% in both fiscal 2013 and 2014. The increase in costs as a percentage of sales from fiscal 2012 to 2014 was due to [***].

*** Confidential Treatment Requested

by The Toro Company

Stock-based Compensation, page 54

2.              Comment:  You disclose that you classify share-based compensation expense in selling, general and administrative expense. Please tell us whether you classify the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees. Refer to SAB 14.F.

Response: As disclosed in our Fiscal 2014 10-K, our stock-based compensation awards are generally granted to executive officers, other employees, and non-employee members of the company’s Board of Directors. SAB Topic 14.F provides context as to accounting treatment of such awards, stating:

The staff believes Company G should present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees. The staff believes a company could consider disclosing the amount of expense related to share-based payment arrangements included in specific line items in the financial statements.

Rule 83 Confidential Treatment Request by The Toro Company; Request #8

Approximately [***] of our stock-based compensation awards that are granted to employees are granted to our executive and upper management level employees. The stock-based compensation expense related to these stock-based awards is classified as selling, general and administrative expense since the cash compensation paid to these employees is classified in selling, general and administrative expense. Thus, our accounting treatment of these stock-based awards is in accordance with SAB Topic 14.F.

Rule 83 Confidential Treatment Request by The Toro Company; Request #9

There are a small number of employees that work at our plant locations that receive stock-based awards each year. Per SAB Topic 14.F, the stock-based compensation expense related to the stock-based awards granted to these employees should be classified as part of cost of goods sold, as this is how cash compensation paid to these employees is classified. However, each year, most of these employees account for a very small percentage of the individuals awarded stock-based compensation and a very small percentage of our stock-based compensation expense. For example, during fiscal 2014, employees that work at our plant locations that received stock-based awards accounted [***] awarded stock-based compensation and only [***] of our total stock-based compensation expense for fiscal 2014, which is consistent with prior years. While we recognize that stock-based compensation expense related to these plant employees should be classified as part of cost of goods sold, it is classified as selling, general, and administrative expense because we believe it is immaterial. If, in the future, the amount of stock-based compensation related to stock-based awards granted to employees whose cash compensation is not classified as selling, general, and administrative expense becomes material, we will classify such stock-based compensation expense in accordance with SAB Topic 14.F.

Form 8-K dated November 14, 2014

Item 9.01 Financial Statements and Exhibits, page 2

3.              Comment:  You disclosed that you would file any financial statements or pro forma financial information required by Item 9.01 of Form 8-K by amendment within 71 days. Please clarify for us whether you concluded that this financial information was or was not required and provide us with the analysis on which you based your conclusion.

Response:  On November 14, 2014 (the “Acquisition Date”), we acquired substantially all of the assets (excluding accounts receivable) of the BOSS® professional snow and ice management business of privately held Northern Star Industries, Inc. (“BOSS”). As disclosed in our quarterly report on Form 10-Q for the fiscal quarter ended January 30, 2015 as filed with the Commission on March 4, 2015 (the “First Quarter 10-Q”), the preliminary purchase price of our acquisition of BOSS was $229.2 million, which included a cash payment of $198.0 million and the issuance of a long-term note at fair value of $31.2 million.

*** Confidential Treatment Requested

by The Toro Company

We filed the BOSS 8-K reporting the consummation of our acquisition of BOSS on November 14, 2014. Pursuant to the significance analysis conducted, we concluded that financial statements and pro forma information were not required to be filed in an amendment to the BOSS 8-K because under each of the three tests of significance (the investment test, the income test and the asset test), the significance of the BOSS acquisition to Toro did not exceed 20%.  Please see the below details on our calculations related to the significance of the BOSS acquisition.

The Toro Company

BOSS Acquisition Significance Test Calculations

(All amounts in thousands, except for percentages)

1. Investment Test

The Toro Company Total Assets - October 31, 2014:	$1,192,415	(1)
BOSS Acquisition - Consideration Transferred:	$229,212	(2)
Significance Calculation Result:	19.22%

Rule 83 Confidential Treatment Request by The Toro Company; Request #10

2. Income Test

The Toro Company Earnings Before Income Taxes - October 31, 2014:	$256,445	(1)
BOSS Income From Continuing Operations - December 31, 2013:	[***]	(3)
Significance Calculation Result:	[***]

Rule 83 Confidential Treatment Request by The Toro Company; Request #11

3. Asset Test

The Toro Company Total Assets - October 31, 2014:	$1,192,415	(1)
BOSS Assets - December 31, 2013:	[***]	(3)
Significance Calculation Result:	[***]

(1)  As reported in the Fiscal 2014 10-K filed with the Commission on December 22, 2014. If an amendment to the BOSS 8-K would have been required pursuant to Item 9.01 of Form 8-K and the significance tests, such amendment would have been required to be filed by us on or before January 30, 2015 (the “Form 8-K Amendment Date”).  Since the Acquisition Date was after our fiscal year end, October 31, 2014 (“Fiscal 2014”), and since the Fiscal 2014 10-K was filed by us with the Commission prior to the Form 8-K Amendment Date, pursuant to the guidance in Topic 2025.2 of the Division of Corporation Finance Financial Reporting Manual (the “FRM”), we performed our significance test calculations using the Fiscal 2014 financial statements.

(2)  Please see the “Acquisition” note to Condensed Consolidated Financial Statements (Unaudited) in the First Quarter 10-Q for the detail supporting the preliminary purchase price of the BOSS acquisition, which has been calculated pursuant to ASC Topic 805.

(3)  The fiscal year end of the BOSS business was December 31 and the most recent pre-acquisition annual financial statements of the BOSS business were the audited financial statements prepared for the December 31, 2013 fiscal year end (the “BOSS 2013 Financial Statements”).  Therefore, pursuant to the guidance in Topic 2015.2 of the FRM, the BOSS 2013 Financial Statements, which were prepared in accordance with U.S. GAAP, were used for purposes of calculating the significance tests.

*** Confidential Treatment Requested

by The Toro Company

* * * * *

In connection with this response, the company acknowledges the following:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had an opportunity to review the above responses to your comments, please contact me at 952-887-8076 to discuss any further questions or comments you might have.

Sincerely,

/s/ Renee J. Peterson

Renee J. Peterson

Vice President, Treasurer and

Chief Financial Officer

cc:                                Michael J. Hoffman, The Toro Company

Timothy P. Dordell, The Toro Company

Heike V. Drake-Cavalletti, KPMG LLP

*** Confidential Treatment Requested

by The Toro Company